AMENDMENT TO THE BYLAWS OF
PACIFIC COAST NATIONAL BANCORP

Article III, Section 2 of the Bylaws of corporation is hereby amended to include the following language at the end of the existing language effective January 15, 2009:

Notwithstanding anything in these bylaws to the contrary, for so long as the corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A and the corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (collectively, the “Designated Preferred Stock”) (or any warrant to purchase any of the Designated Preferred Stock) is outstanding:  (i) whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods (as defined in the Certificate of Determination for the Designated Preferred Stock) or more, whether or not consecutive, the authorized number of directors shall automatically be increased by two (but shall in no event be increased to a number of directors that is greater than the maximum number of directors set forth in this section of these bylaws); and (ii) this sentence may not be modified, amended or repealed by the corporation’s Board of Directors (or any committee thereof) or without the affirmative vote and approval of (x) the shareholders and (y) the holders of at least a majority of the shares of Designated Preferred Stock outstanding at the time of such vote and approval.

UST Seq. No. 315